Filed by AOL Time Warner Inc.
                           Pursuant  to Rule 425 under  the  Securities
                           Act of 1933
                           Subject  Company:   AOL  Time  Warner  Inc.,
                           America Online, Inc. and Time Warner Inc.
                           Commission File No. 333-30184

THE FOLLOWING IS THE FORM OF A LETTER THAT IS BEING SENT TO CERTAIN INSTITUTIONAL SHAREHOLDERS OF AMERICA ONLINE, INC. WITH THE JOINT PROXY STATEMENT-PROSPECTUS AND A SHAREHOLDER BROCHURE.

                                  May 23, 2000

[Name
Company

City, State]

Dear [Name]:

I wanted to be sure that you received copies of the proxy statement covering the proposed creation of AOL Time Warner hot off the presses, in keeping with our normal practice. We've also prepared another document for this historic combination, a brochure that summarizes the anticipated benefits of the merger that I especially wanted to commend to your attention.

Our special meeting of shareholders will be held on Friday, June 23, at 10:00 AM at The Sheraton Premiere in Tysons Corner, Virginia. We are hoping to have received a favorable vote well before that time and, naturally, that we can count on your continued support.

In the next few days, your proxy department will be contacted by a representative from C.I.C., our solicitation firm. I do hope you'll appreciate that the brief period remaining until June 23 -- not to mention the requirement that a majority of America Online's outstanding shares vote "YES" to the merger -- make it imperative that we communicate with you thoroughly and often between now and then. Please don't hesitate to give either myself or Mike Kelly a call if there are any questions we can address either for yourself or your proxy department.

Many thanks as always.

Sincerely yours,



We urge you to read the enclosed Joint Proxy Statement-Prospectus, which contains important information and is also available for free at the SEC's Web site at www.sec.gov. You also can get a free copy of this document as well as AOL's documents that are incorporated by reference into the Joint Proxy Statement-Prospectus by calling 1-888-809-6263.

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We  urge  you to read  the  Joint  Proxy  Statement-Prospectus,  which  contains important information and is available for free at the SEC's Web site at www.sec.gov. You also can get a free copy of this document as well as documents that are incorporated by reference into the Joint Proxy Statement-Prospectus, for America Online stockholders, by directing a request to America Online, Inc., 22000 AOL Way, Dulles, VA 20166, Attention: Investor Relations, telephone:
1-888-809-6263, e-mail: AOL IR@aol.com, or, for Time Warner stockholders, by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, NY 10019, Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

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